[redacted]

09041928

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
JUL 27 2009
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-14842

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 6/1/2008 (MM/DD/YY) AND ENDING 5/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Balanced Security Planning, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

16956 McGregor Blvd.
(No. and Street)

Ft. Myers	FL	33908
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marie Walsh — 239-267-3330
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufman Rossin & Co., P.A.
(Name - *if individual, state last, first, middle name*)

2699 S. Bayshore Drive	Miami	Florida	33133
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in the United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e) (2)

Potential persons who are to respond to the collection of information Contained in this form are not required to respond unless the form Displays a currently valid OMB control number

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Marie Walsh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Balanced Security Planning, Inc., as of May 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

(Signature)

President
(Title)

(Notary Public)

MICHAEL E. FURDA
Notary Public - State of Florida
My Commission Expires Jun 14, 2010
Commission # DD 564264
Bonded By National Notary Assn.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditors' report on internal control required by SEC Rule 17a-5.

** *For conditions of confidential treatment of certain portions of this filing. See section 240.17a-5(e)(3).*

A report containing a statement of financial condition has been included; accordingly it is requested that this report be given confidential treatment.

CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Stockholder
Balanced Security Planning, Inc.
Ft. Myers, Florida

We have audited the accompanying statement of financial condition of Balanced Security Planning, Inc. as of May 31, 2009, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

KAUFMAN ROSSIN & CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Balanced Security Planning, Inc. as of May 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on pages 9 - 10 is presented fc purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kaufman, Rossin & Co.

Miami, Florida
July 13, 2009

BALANCED SECURITY PLANNING, INC.
STATEMENT OF FINANCIAL CONDITION
MAY 31, 2009

ASSETS		
CASH AND CASH EQUIVALENTS	$	41,589
COMMISSIONS RECEIVABLE		10
PROPERTY AND EQUIPMENT, NET		1,005
OTHER ASSETS		999
	$	43,603
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Accounts payable and accrued liabilities	$	6,000
COMMITMENTS (NOTE 5)		
STOCKHOLDER'S EQUITY		37,603
	$	43,603

See accompanying notes.

BALANCED SECURITY PLANNING, INC.
STATEMENT OF OPERATIONS
YEAR ENDED MAY 31, 2009

REVENUE		
Commissions	$	85,730
Interest		83
Total revenue		85,813
EXPENSES		
Depreciation		520
Dues and subscriptions		1,107
Insurance		12,367
Licenses and permits		777
Meals and entertainment		1,372
Office supplies		2,348
Payroll taxes		3,267
Postage and delivery		381
Professional fees		16,500
Rent		13,363
Salaries - stockholders		42,700
Telephone		2,432
Utilities		222
Total expenses		97,356
LOSS BEFORE INCOME TAXES	(	11,543)
INCOME TAXES (NOTE 4)		-
NET LOSS	$(	11,543)

See accompanying notes.

BALANCED SECURITY PLANNING, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED MAY 31, 2009

	Common stock $10 par value: 1,000 shares authorized				
	Shares issued and outstanding	Amount	Additional paid-in capital	Accumulated deficit	Total
Balances - May 31, 2008	880	$ 8,800	$ 77,774	$(37,428)	$ 49,146
Net loss		-	-	(11,543)	(11,543)
Balances - May 31, 2009	880	$ 8,800	$ 77,774	$(48,971)	$ 37,603

See accompanying notes.

BALANCED SECURITY PLANNING, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED MAY 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$(	11,543)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation		520
Changes in operating assets and liabilities:		
Commissions Receivable		17
Accounts payable and accrued liabilities		5,847
Total adjustments		6,384
Net cash used in operating activities	(	5,159)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(	5,159)
CASH AND CASH EQUIVALENTS - BEGINNING		46,748
CASH AND CASH EQUIVALENTS - ENDING	$	41,589
Supplemental Disclosure of Cash Flow Information:		
Interest paid	$	-
Income taxes paid	$	-

See accompanying notes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

Balanced Security Planning, Inc. (the Company) is a broker-dealer, which acts in an agency capacity, investing in securities for it's customers and earning a commission. The Company serves clients throughout Southwest Florida. The Company was incorporated under the laws of the State of Florida on May 29, 1969.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the requirements of these organizations.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original purchased maturities of three months or less to be cash equivalents.

Property and Equipment

Property and equipment is recorded at cost. Expenditures for major betterments and additions are charged to the asset accounts, while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are charged to expense as incurred.

Depreciation is computed using an accelerated method over seven years for furniture and fixtures and five years for equipment, the estimated useful lives of the assets. As of May 31, 2009, the Company had property and equipment with a cost of $20,593 and accumulated depreciation of $19,588 resulting in net property and equipment of $1,005. For the year ended May 31, 2009, depreciation expense amounted to $520.

Income Taxes

The Company accounts for income taxes under the liability method according to Statement of Financial Accounting Standards No. 109. Deferred tax assets and liabilities are provided for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes (continued)

Deferred tax assets, net of a valuation allowance, are recorded when management believes it is more likely than not that the tax benefits will be realized. Realization of the deferred tax assets is dependent upon generating sufficient taxable income in the future. The amount of deferred tax asset considered realizable could change in the near term if estimates of future taxable income are modified.

The Company has elected to defer adoption of Financial Accounting Standards Board (FASB) Interpretation No. 48, Accounting for Uncertainty in Income Taxes, until the year ending May 31, 2010 in accordance with FASB Staff Position FIN 48-3.

The Company evaluates uncertain tax positions and the likelihood of losing the benefit thereof pursuant to FASB Statement No. 5 whereby loss contingencies are accrued if the loss is both probable and can be reasonably estimated. Upon adoption of Interpretation No. 48 for its May 31, 2010 annual financial statements, the Company will recognize income tax liabilities based upon criteria which include a more-likely-than-not threshold. The effects of adopting the Interpretation have not been determined.

Revenue Recognition

The Company recognizes its revenues as services are provided and collection is reasonably assured.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the balance sheet date and the reported amounts of revenues and expenses for the year presented. Actual results could differ from those estimates.

NOTE 2. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $25,000 or 6 2/3% of "Aggregate Indebtedness", as defined. At May 31, 2009, the Company's "Net Capital" was $35,589, which exceeded the requirements by $10,589. The ratio of "Aggregate Indebtedness" to "Net Capital" was 0.17 to 1 at May 31, 2009.

NOTE 3. EMPLOYEE BENEFIT PLAN

The Company established a simplified employee pension (SEP) plan on January 27, 1992. A maximum contribution of 25% of eligible employees' compensation may be contributed to the plan. To be a participant in the plan, an employee must be at least 21 years old and have completed at least 3 years of service.

For the year ended May 31, 2009, there were no contributions to the plan.

NOTE 4. INCOME TAXES

At May 31, 2009, the Company has a deferred tax asset of approximately $5,000 relating to its net operating loss carryforward. A valuation allowance in the same amount has been recorded as management believes it is more likely than not that the tax benefits may not be realized. At May 31, 2009, the Company has a net operating loss carry forward of approximately $13,000 which expires in the years 2025 through 2026.

The effective tax rate differed from the federal statutory rate primarily due to the change in the deferred tax asset valuation.

NOTE 5. COMMITMENTS

Lease Commitments

The Company leases an office from an unrelated party under a non-cancelable operating lease, expiring April 2010. Monthly payments, including CAM and sales tax, are $1,028.

Rent expense amounted to $13,363 for the year ended May 31, 2009.

SUPPLEMENTARY INFORMATION

BALANCED SECURITY PLANNING, INC.
COMPUTATION OF NET CAPITAL PER UNIFORM NET CAPITAL RULE 15C3-1
MAY 31, 2009

CREDITS		
Stockholder's equity	$	37,603
Total credits		37,603
DEBITS		
Commissions receivable		10
Property and equipment, net		1,005
Other assets		999
Total debits		2,014
NET CAPITAL		35,589
MINIMUM NET CAPITAL REQUIREMENT - GREATER OF $25,000 OR 6 2/3% OF AGGREGATE INDEBTEDNESS OF $6,000		25,000
EXCESS NET CAPITAL	$	10,589
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.17 to 1
SCHEDULE OF AGGREGATE INDEBTEDNESS		
Accounts payable and accrued liabilities	$	6,000
Total aggregate indebtedness	$	6,000

There are no material differences that exist between the above computation and the Company's corresponding unaudited Form X-17A-5, Part IIA filing.

See independent auditors' report.

BALANCED SECURITY PLANNING, INC.
STATEMENT ON EXEMPTION FROM THE COMPUTATION OF RESERVE REQUIREMENTS AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3
MAY 31, 2009

In accordance with the exemptive provisions of SEC Rule 15c3-3, specifically exemption k(1), the Company is exempt from the computation of a reserve requirement and the information relating to the possession or control requirements.

See independent auditors' report.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Stockholder
Balanced Security Planning, Inc.
Ft. Myers, Florida

In planning and performing our audit of the financial statements of Balanced Security Planning, Inc. (the Company) as of and for the year ended May 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

KAUFMAN ROSSIN & CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at May 31, 2009, to meet the SEC's objectives.

This report is intended solely for the use of the stockholder, management, the SEC, the FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Miami, Florida
July 13, 2009

KAUFMAN ROSSIN & CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

Miami:

2699 s. bayshore drive
suite 300
miami, florida 33133

305 858 5600
305 856 3284 fax

Ft. Lauderdale:

200 e. broward blvd.
suite 1310
ft. lauderdale, florida 33301

954 713 7444
954 759 7877 fax

Boca Raton:

225 n.e. mizner blvd.
suite 250
boca raton, florida 33432

561 394 5100
561 750 9781 fax

World Wide Web:

www.kaufmanrossin.com

BALANCED SECURITY PLANNING, INC.

REPORT PURSUANT TO RULE 17A-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

MAY 31, 2009



KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS